March 25, 2026

Ms. Alyssa Wall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Qualification of Offering Statement on Form 1-A for MKG Enterprises Corp.

SEC File No.: 024-12725

Dear Ms. Wall:

Pursuant to Rule 252(g) of Regulation A under the Securities Act of 1933, as amended, we respectfully request that the above-referenced Offering Statement on Form 1-A, filed by MKG Enterprises Corp. on March 19, 2026, be qualified as soon as practicable.

The Company confirms that no broker-dealer compensation arrangements requiring clearance with FINRA are involved in this offering.

Should you have any questions or require further information, please do not hesitate to contact me. Thank you for your prompt attention to this matter.

Very truly yours,

Louis Amatucci Esq.

Managing Partner